UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 002-26821

A.	Full Title of Plan: Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brown-Forman Corporation

850 Dixie Highway

Louisville, Kentucky 40210

Brown-Forman Corporation

Savings Plan for Collectively

Bargained Employees

Plan #016 EIN #61-0143150

Financial Statements

December 31, 2013 and 2012

Supplemental Schedule

December 31, 2013

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Index

December 31, 2013 and 2012

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Brown-Forman Corporation Savings Plan

        for Collectively Bargained Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky

June 26, 2014

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
ASSETS
Investments, at fair value	$17,644,773	$13,240,403
Employer contributions receivable	212,483	185,364
Participant contributions receivable	25,762	19,888
Notes receivable from participants	721,407	604,259

Net assets available for benefits at fair value	18,604,425	14,049,914
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(5,358)	(10,362)

Net assets available for benefits	$18,599,067	$14,039,552

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions
Contributions
Employer	$817,128
Participants	1,159,216
Rollovers	148,535

Total contributions	2,124,879
Interest and dividends	128,963
Interest income from notes receivable from participants	25,510
Net appreciation in fair value of investments	3,182,891
Other	6,847

5,469,090
Deductions
Benefits payments	906,587
Administrative expenses	7,697

914,284

Net increase before transfers from other plans	4,554,806
Transfers from Company sponsored Plans	4,709
Net assets available for benefits
Beginning of year	14,039,552

End of year	$18,599,067

The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2013 and 2012

1.	Description of Plan

The sponsor of the Brown-Forman Corporation Savings Plan for Collectively Bargained Employees (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a diversified producer and marketer of fine quality consumer products in domestic and international markets. The Company’s operations include the production, importing, and marketing of wines and distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

General

The Plan is a defined contribution plan covering substantially all union hourly employees of the Company at the Louisville Production Operations, Early Times Distillery, and Brown-Forman Cooperage Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Employees at the Louisville Production Operations and Early Times Distillery who are members of Local Unions 89 or 320 and 110 or 369, respectively, as well as employees at the Brown-Forman Cooperage, who are members of Local 2309 or 110 or 320, may contribute between 1% and 50% of their weekly compensation. Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $17,500 for 2013 and $17,000 for 2012. Participants may transfer assets from their former employers’ qualified plans to the Plan provided that the rollover will not jeopardize the tax exempt status of the Plan or create an adverse tax consequence for the Company. Employees at the Louisville Production Operations and Early Times Distillery who are members of Local Unions 89 or 320 and 110 or 369, respectively, as well as employees at the Brown-Forman Cooperage who are members of Local 2309 or 110 or 320, and who have completed one year of service shall be automatically enrolled at a 1% effective deferral of their compensation unless they elect otherwise. The automatic enrollment provision was amended to increase to a 2% elective deferral and eligibility for participation was reduced from one year to 60 or 90 days in 2011 as follows:

	BF Local 89	BF Local 320	BF Local 110	BF Local 369	Cooperage Local 2309	Cooperage Local 110	Cooperage Local 320
Eligibility	60 work days	60 work days	60 work days	60 work days	90 calendar days	90 calendar days	90 calendar days
Auto Enroll	2%	2%	2%	2%	2%	2%	2%

Eligible participants of the Local Unions 89 or 320 and 110 or 369, as well as eligible participants of the Brown-Forman Cooperage Company Local Unions 110, 320, or 2309, who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 50% of the employee’s compensation, subject to the limitations of the IRC.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2013 and 2012

For employees at the Louisville Production Operations and Early Times Distillery that are members of Local Unions 89 or 320 and 110 or 369, respectively, as well as for employees at the Brown-Forman Cooperage Company who are members of Local Unions 110, 320, or 2309, the Company shall contribute quarterly an amount equal to 100% of the participant’s elective deferral for the first 3% of deferred compensation and 50% of the next 2% of deferred compensation. Effective at various times in 2011, the match was increased to 100% of the participant’s elective deferral for the first 5% of deferred compensation for each local Union.

Each participant’s account is credited with the participant’s contribution on a semi-monthly basis and an allocation of (i) the Company’s contribution on a quarterly basis, and (ii) plan earnings on a daily basis. Participants that are paid weekly shall have their accounts credited with the participants’ contributions on a weekly basis. Allocations are based on the participants’ contributions and compensation as defined in the Plan. The total annual contributions, as defined by the Internal Revenue Service and the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) 51,000, or (ii) 100% of the participant’s compensation in the plan year. Additional maximum limits exist if the participating employee also participates in a qualified defined benefit plan maintained by the Company.

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, a common collective trust fund and Brown-Forman Corporation Class B common stock in the ESOP component of the Plan.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company’s contributions and earnings thereon is 25% per year of continuous service with the Company. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability.

Withdrawals

Upon termination of service, a participant can elect to transfer his vested interest in the Plan to a qualified plan of his new employer, roll over his funds into an Individual Retirement Account (IRA), or receive his vested interest in the Plan in a lump-sum amount or in the form of installment payments over a period of time not to exceed his life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock or cash. If the vested account balance is $1,000 or less, an automatic lump sum distribution will be made. If the vested account balance is greater than $1,000 up to $5,000, and the participant does not direct otherwise, it will be rolled over into an IRA with Fidelity Management Trust Company (Fidelity), the trustee and a related entity of the record-keeper as described in the Plan. In the event of death, the participant’s beneficiary will receive the vested interest in a lump-sum payment or in the form of an installment payment. A participant may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the Internal Revenue Service. The participant’s contributions shall be suspended for six months after the receipt of a hardship distribution.

Notes Receivable from Participants

Effective in 2011, participants were allowed to borrow a portion of their vested benefit under the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be secured by the balance in the participant’s account and be repaid within five years. Interest rates are fixed and are equal to the prime rate plus one percent as determined by the prime rate in

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2013 and 2012

effect during the month prior to the loan. The interest rate for outstanding loans at December 31, 2013 and 2012 was 4.25%. Principal and interest are paid ratably through payroll deductions. Participants do not share in the earnings from the Plan’s investments to the extent of any outstanding loans, except that the interest paid on such loans is allocated directly to the applicable participant’s account. Loans are made available to participants in connection with collective bargaining agreements.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce Company contributions, as defined in the plan document, or effective January 1, 2011, used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce Employer matching contributions. The unused forfeited balances totaled $3,620 and $2,210 at December 31, 2013 and 2012, respectively. No forfeited balances were used in 2013 to reinstate previously forfeited account balances of re-employed participants, to allocate to eligible participants or to pay administrative expenses. Forfeited amounts of $9,800 during 2013 were used to reduce Employer matching contributions.

Employee Stock Ownership Plan

Effective September 1, 2010, the Plan was amended to incorporate a participant directed Employee Stock Ownership Plan (ESOP). The conversion of the previous Company Stock Fund to an ESOP provides participants the option of having cash dividends payable on shares of Company Class B common stock held in the ESOP either paid directly to the participant in cash or reinvested in the ESOP.

Transfers (to) from Company Sponsored Plans

The Plan permits the transfer of participant account balances (to) from another Company sponsored plan as a participant experiences changes in employment status. As a result, $4,709 of Plan assets were transferred to the Plan from another Company sponsored plan during 2013.

Subsequent Plan Amendments

Subsequent to the Plan’s year end, certain amendments were made to the Plan documents on June 5, 2014 as follows:

a)	Effective January 1, 2014:

•	Participants may elect to defer a portion of compensation which would have been received in the Plan Year, up to 100% of eligible compensation until the 402(g) limit is reached in that year.

•	Catch-Up contributions will not be deducted from participant compensation until such point in time as the elective deferral 402(g) limit is reached for the year.

•	Terminated participants who are rehired by the Employer will be subject to the automatic deferral election provisions of the plan.

b)	Effective August 1, 2014:

•	A Roth elective deferral account is established for participants who wish to defer all or a portion of their eligible compensation in an after-tax manner.

•	Matching contributions shall be determined by the Company based on payroll periods. A true-up match contribution will also be calculated for active Participants at the close of the Plan Year.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2013 and 2012

In addition to the above, Wells Fargo has been hired as Directed Trustee and Recordkeeper for the Plan replacing Fidelity Investments.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Registered Investment Companies (mutual funds):

Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan at year end based on the quoted market value of the underlying assets on the last day of the year. These funds are registered with the Securities and Exchange Commission and are deemed to be actively traded.

Common Stock:

The Brown-Forman Class B Company Stock Fund (ESOP) is comprised of Brown-Forman Corporation Class B Common shares, which are valued at the quoted closing market price. The value of a unit reflects the market value of the underlying Sponsor stock.

Common Collective Trust:

The Plan’s interest in the Fidelity Managed Income Portfolio (a common collective trust) is valued at the NAV per unit as determined by the collective trust as of the valuation date, which approximates fair value. The underlying assets primarily consist of fixed income securities or bond funds. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. The investment may be subject to redemption restrictions, at the trustee’s discretion, to the extent it is determined such actions would disrupt management of the fund. There are no unfunded commitments at December 31, 2013 and 2012.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. Fair value represents the net asset value of the underlying assets of the common collective trust. As required, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2013 and 2012

Certain events could limit the ability of the Plan to transact at contract value with the financial institution issuers. Specifically, withdrawals or investment exchanges prompted by an employer-initiated event, such as withdrawals resulting from the sale of a division of the Plan Sponsor of a participating Plan, a corporate layoff or early retirement program, change(s) in the investment options of a participating Plan, or termination or partial termination of a participating Plan, may be paid at fair value, which may be less than contract value, or may be subject to a contract charge or penalty.

Money Market Fund:

The Plan’s interest in the Retirement Money Market Portfolio (money market fund) is valued at the net asset value per unit as determined by the collective trust as of the valuation date, which approximates fair value. The Retirement Money Market Portfolio is a fund of the Fidelity Money Market Trust (the “Trust”) and is authorized to issue a number of shares. The Trust is registered under the Investment Company Act of 1940 as an open ended management investment company. There are no unfunded commitments with respect to this investment; however, the investment may be subject to redemption restrictions, at the trustee’s discretion, to the extent it is determined such actions would disrupt management of the fund.

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses, the unrealized appreciation or depreciation on those investments, and capital gains distributions.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, Disclosures about Offsetting Assets and Liabilities, which provides additional disclosure requirements for offsetting and related arrangements. These additional requirements became effective for the year ended December 31, 2013 and did not have an impact on the Plan’s financial statements.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2013 and 2012

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Investment management fees, record keeping fees and other reasonable administrative expenses are charged to and paid for by the Plan. All other administrative expenses of the Plan are paid for by the Company, except for certain fees that are paid by the participants.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Management has reviewed events occurring through the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure that are not otherwise disclosed herein.

3.	Investments

The Plan’s investments are held by a custodian trust company. The following table presents the fair value of investments that represent 5% or more of Plan net assets at one or both year ends separately identified.

	December 31, 2013		December 31, 2012
	Number of Shares, Units or Principal Amount	Fair value	Number of Shares, Units or Principal Amount	Fair value
Investments at fair value
Fidelity Freedom K2020	*	*	55,355	$741,200
Fidelity Growth Company Fund	35,029	4,193,269	34,185	3,188,773
Brown-Forman Corporation Class B common stock	42,831	3,236,705	37,989	2,402,826
PIMCO Total Return Fund	*	*	85,402	959,916
MFS Value Fund R4	33,568	1,114,456	31,518	798,977
Other investments individually less than 5%	1,085,155	9,100,343	839,519	5,148,711

		$17,644,773		$13,240,403

*	Investment does not represent 5% or more of the Plan’s net assets for the respective year.

During 2013, the Plan’s investments, including gains on investments bought and sold, as well as held during the year, appreciated in value as follows:

Mutual funds	$2,680,017
Brown-Forman Corporation Class B common stock	502,874

$3,182,891

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2013 and 2012

4.	Tax Status

The Internal Revenue Service has determined, and informed the Company by a letter dated September 17, 2013, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as described in the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain administrative costs incurred by the Plan are paid by the Sponsor. Recordkeeping fees incurred by the Plan are paid through a revenue credit program. Income received from the revenue credit program is reported as other income on the Statement of Changes in Net Assets Available for Benefits. In addition, other administrative services are provided by the Sponsor but not charged to the Plan. Administrative expenses totaled $7,697 in 2013.

During the current year, participants in the Plan were eligible to invest in Brown-Forman Class B common stock through the ESOP. Purchases and sales of $544,095 and $213,090 during 2013 and $602,725 and $101,931 during 2012, respectively, of Brown-Forman Corporation Class B common stock were made from the ESOP by the Plan.

7.	Fair Value Measurements

The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2013 and 2012

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1 - Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock, as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets. The Plan has concluded that the investments in the common collective trust and money market funds represent a Level 2 valuation.

Level 3 - Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. There are no investments in the Plan that represent a level 3 valuation.

There have been no changes in the valuation methodologies used at December 31, 2013 and 2012.

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2013:

	Fair Value Measurements at December 31, 2013
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Large cap	$6,155,555	$6,155,555	$—	$—
Mid cap	1,333,378	1,333,378	—	—
Small cap	60,047	60,047	—	—
International	765,768	765,768	—	—
Blended fund	4,643,229	4,643,229	—	—
Income	794,186	794,186	—	—

Total Mutual funds	13,752,163	13,752,163	—	—
Brown-Forman Corporation Class B common stock	3,237,817	3,237,817	—	—
Money market fund	299,353	—	299,353	—
Common collective trust fund	355,440	—	355,440	—

Total Investments	$17,644,773	$16,989,980	$654,793	$—

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees

Notes to Financial Statements

December 31, 2013 and 2012

The following table represents the Plan’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Measurements at December 31, 2012
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Large cap	$4,532,599	$4,532,599	$—	$—
Mid cap	1,027,043	1,027,043	—	—
Small cap	51,170	51,170	—	—
International	623,423	623,423	—	—
Blended fund	3,020,350	3,020,350	—	—
Income	959,916	959,916	—	—

Total Mutual funds	10,214,501	10,214,501	—	—
Brown-Forman Corporation Class B common stock	2,403,958	2,403,958	—	—
Money market fund	259,867	—	259,867	—
Common collective trust fund	362,077	—	362,077	—

Total Investments	$13,240,403	$12,618,459	$621,944	$—

There were no transfers between levels during 2013 and 2012.

Supplemental Schedule

Brown-Forman Corporation Savings Plan for Collectively Bargained

Employees

Plan #016 EIN #61-0143150

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost***	Current Value
Janus Enterprise Fund	7,922	Mutual fund shares		$651,304
PIMCO Total Return Fund	68,366	Mutual fund shares		730,516
Hartford Capital Appreciation	9,090	Mutual fund shares		542,202
MFS Value R4	33,568	Mutual fund shares		1,114,456
* Fidelity Growth Company Fund	35,029	Mutual fund shares		4,193,269
* Fidelity Low Priced Stock Fund K	12,781	Mutual fund shares		631,632
* Fidelity Diversified International Fund K	18,663	Mutual fund shares		687,527
* Fidelity Freedom K Income	6,328	Mutual fund shares		75,678
* Fidelity Freedom K 2010	16,157	Mutual fund shares		226,684
* Fidelity Freedom K 2015	35,416	Mutual fund shares		504,329
* Fidelity Freedom K 2020	59,725	Mutual fund shares		888,711
* Fidelity Freedom K 2025	54,659	Mutual fund shares		847,766
* Fidelity Freedom K 2030	27,679	Mutual fund shares		438,996
* Fidelity Freedom K 2035	31,717	Mutual fund shares		519,523
* Fidelity Freedom K 2040	26,413	Mutual fund shares		435,024
* Fidelity Freedom K 2045	21,758	Mutual fund shares		365,529
* Fidelity Freedom K 2050	12,789	Mutual fund shares		215,752
* Fidelity Freedom K 2055	10,376	Mutual fund shares		125,237
* Fidelity Money Market Trust Retirement Money Market Portfolio	299,353	Money market shares		299,353
* Fidelity Managed Income Portfolio	350,082	Common collective trust fund units		350,082	**
Vanguard Total Bond Market Index Fund	6,029	Mutual fund shares		63,670
* Spartan International Index Fund	1,924	Mutual fund shares		78,241
* Spartan Extended Market Index Fund	311	Mutual fund shares		16,617
* Spartan 500 Index Fund	4,667	Mutual fund shares		305,628
JP Morgan Small Cap Core Fund	1,085	Mutual fund shares		60,047
John Hancock Disciplined Value Mid-Cap Fund	1,865	Mutual fund shares		33,825
* Brown-Forman Corporation Class B Company Stock	42,831	Class B common stock shares		3,236,705
* Brown-Forman Class B stock purchase account				1,112
* Notes receivable from participants		Loans, interest rates at 4.25%, various maturities through November 2018		721,407

				$18,360,822

*	Party-in-interest to the Plan
**	This represents contract value for the Fidelity Managed Income Portfolio. At Fair Value this investment is $355,440.
***	Cost data has been omitted for the assets listed in the above table as the assets were all participant directed.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brown-Forman Corporation Savings Plan for Collectively Bargained Employees
(Name of Plan)

June 26, 2014	/s/ Lisa P. Steiner
(Date)	Lisa P. Steiner, Senior Vice President, Chief Human Resources Officer

Member, Employee Benefits Committee (Plan Administrator)

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm